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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

FOR THE FISCAL YEAR ENDED          MAY 31, 1998
                          ---------------------


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ......... TO ...........


                         COMMISSION FILE NUMBER 0-11936
                                                -------


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                               LAFARGE CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                               LAFARGE CORPORATION
                      11130 SUNRISE VALLEY DRIVE, SUITE 300
                           RESTON, VIRGINIA 20191-4393


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                      TOTAL SEQUENTIALLY NUMBERED PAGES:         9
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                 EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGE:    8
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                              REQUIRED INFORMATION
                              --------------------

                                                                             Page No.
                                                                             --------
a)      Financial Statements
           Report of Independent Public Accountants                             3

           Statements of Financial Condition -
             As of May 31, 1998 and 1997                                        4

           Statements of Changes in Participants' Equity -
             For the years ended May 31, 1998, 1997, and 1996                   5

           Notes to Financial Statements                                        6

b)      Exhibits
           Consent of Independent Public Accountants                            9



                                    SIGNATURE
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Purchase Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                  LAFARGE CORPORATION
                                  EMPLOYEE STOCK PURCHASE PLAN



                                  By
                                      --------------------------------------
Date:  August 27, 1998                Larry J. Waisanen, member of the
                                      Stock Purchase Plan Committee

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrator of the Lafarge Corporation Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Lafarge Corporation Employee Stock Purchase Plan as of May 31, 1998 and 1997, and the related statements of changes in participants' equity for each of the three years in the period ended May 31, 1998. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Lafarge Corporation Employee Stock Purchase Plan as of May 31, 1998 and 1997, and the changes in participants' equity for each of the three years in the period ended May 31, 1998, in conformity with generally accepted accounting principles.





Washington, D.C.,                                            ARTHUR ANDERSEN LLP
August 27, 1998

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

                               LAFARGE CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN
                        STATEMENTS OF FINANCIAL CONDITION




 ASSETS                                                                                          May 31
                                                                             ------------------------------------------------
                                                                                     1998                       1997
                                                                             ----------------------     ---------------------
 Participant Deposits Due from
    Lafarge Corporation (Note 1)                                                  $ 712,746                  $ 643,822
                                                                             ======================     =====================

 LIABILITIES AND PARTICIPANTS' EQUITY

 Stock Purchase Payable (Note 4)                                                  $ 704,470                  $ 636,761

 Residual Deposits (Note 5)                                                           8,276                      7,061
                                                                             ----------------------     ---------------------

    Total Liabilities                                                               712,746                    643,822

 Participants' Equity                                                                  ---                        ---
                                                                             ----------------------     ---------------------

 Total Liabilities and
    Participants' Equity                                                          $ 712,746                  $ 643,822
                                                                             ======================     =====================

The accompanying notes are an integral part of these statements.

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



                               LAFARGE CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN
                  STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY




                                                                                Years Ended May 31
                                                   --------------------------------------------------------------------------
                                                           1998                       1997                      1996
                                                   ----------------------     ---------------------     ---------------------
Participants' Equity,
   beginning of year                                   $      --                   $     --                   $     --

Participant Deposits (Note 1)                            712,746                    643,822                    635,591

Deposits used for Stock Purchases (Note 4)              (704,470)                  (636,761)                  (629,436)

Deposits to be Refunded or Applied (Note 5)               (8,276)                    (7,061)                    (6,155)
                                                 ----------------------     ---------------------     ---------------------


Participants' Equity, end of year                      $      --                    $    --                   $     --
                                                 ======================     =====================     =====================


The accompanying notes are an integral part of these statements.

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


                               LAFARGE CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 1998 AND 1997


1.   DESCRIPTION OF PLAN:

In May 1988, the stockholders of Lafarge Corporation (the "Company") approved the adoption of the Lafarge Corporation Employee Stock Purchase Plan (the "Plan").

Eligible employees, as defined, who become participants in the Plan ("Participants"), are granted options at the beginning of the plan year to purchase shares of common stock of the Company through regular payroll deductions during the plan year. Payroll deductions for each Participant are made ratably during the option period (which coincides with the plan year ending May 31) and are not to exceed the lesser of 5% of a Participant's annual compensation, as defined, or $3,000.

On the last business day of each plan year, the Company uses the funds accumulated in each Participant's withholding account in the Plan to purchase for such Participant the largest possible number of whole shares of common stock of the Company, subject to certain limitations set forth in the Plan. The number of shares for which an option is granted to a Participant during the option period and the number of shares purchased by the Company for a Participant during the option period is limited to shares having an aggregate fair market value of $6,000, as determined on the first day of the option period.

The common stock purchase price to the Participant is the lower of 90% of the fair market value, as defined, of the shares at either the beginning or end of the plan year.

The Plan is administered by a committee consisting of three or more employees of the Company appointed by the Company's Board of Directors.


2.   PARTICIPANT AND PLAN TERMINATIONS:

Upon termination from the Plan or cancellation of a Participant's option, the balance of a Participant's withholding account is returned to the Participant. Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate when all or substantially all of the Company's one million shares of common stock reserved for purposes of the Plan has been purchased. No termination or amendment of the Plan will adversely affect the rights of a Participant under an option, except with the consent of the Participant.

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

3.   ACCOUNTING POLICY:

The accompanying financial statements have been prepared on the accrual basis of accounting.


4.   STOCK PURCHASE PAYABLE:

As of May 31, 1998 and 1997, the Plan was obligated to purchase 31,626 and 33,100 shares respectively, of the Company's common stock for Participants. The market value of the Company's common stock on May 31, 1998, and June 1, 1997, was $37.63 per share and $24.75 per share and on May 31, 1997, and June 1, 1996, was $24.75 per share and $21.38 per share, respectively. Common stock acquired in connection with the plan years ended May 31, 1998 and 1997, was issued and distributed directly to Participants in July and August 1998 and July 1997, respectively.


5.   RESIDUAL DEPOSITS:

No fractional shares are issued upon exercise of an option. Any residual deposits remaining in the Participant's withholding account following exercise of an option will be returned to the Participant, except those representing fractional shares of common stock which will be retained in the withholding account and applied to the next plan year.


6.   INCOME AND EXPENSES:

All expenses of the Plan are paid on behalf of the Plan by the Company. The Company is not required to, and does not, pay interest on amounts held in withholding accounts for Participants in the Plan.


7.   PLAN STATUS:

The Plan is designed to qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code, and therefore, options issued under the Plan and stock transferred upon exercise of the options will be eligible for special tax treatment.

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                                INDEX TO EXHIBITS


                                                                                                                 SEQUENTIALLY
EXHIBIT                                                                                                            NUMBERED
NUMBER                                     EXHIBIT                                                                   PAGE
-------                                    -------                                                               ------------

4.1      Lafarge Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 to the
         Registration Statement on Form S-8 (Registration No. 33-20865) of Lafarge Corporation and the Plan,
         filed with the Securities and Exchange Commission on March 28, 1988).

4.2      Payroll Deduction Authorization for use in connection with the Lafarge Corporation Employee Stock
         Purchase Plan (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8
         (Registration No. 33-20865) of Lafarge Corporation and the Plan, filed with the Securities and
         Exchange Commission on March 28, 1988).

4.3      Summary Plan Description of Lafarge Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (Registration No. 33-20865) of
         Lafarge Corporation and the Plan, filed with the Securities and Exchange Commission on March 28,
         1988).

 23      Consent of Arthur Andersen LLP*                                                                                   9

-----------------
* Filed herewith.

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